

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

October 6, 2021

Roger Franks
General Counsel
Lilium N.V.
Claude Dornier Straße 1
Bldg. 335, 82234
Wessling, Germany

> **Re: Lilium N.V.**
> **Registration Statement on Form F-1**
> **Filed September 29, 2021**
> **File No. 333-259889**

Dear Mr. Franks:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Evan Ewing at 202-551-5920 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing